Exhibit 12.01

NORTHERN STATES POWER COMPANY - MINNESOTA (CONSOLIDATED)

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	June 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005

Earnings as defined:
Pretax income from continuing operations	$176,450	$468,891	$463,377	$449,327	$399,916	$349,527
Add: Fixed charges	120,008	239,022	240,539	211,660	176,169	158,352
Earnings as defined	$296,458	$707,913	$703,916	$660,987	$576,085	$507,879

Fixed charges:
Interest charges	$99,533	$194,808	$198,369	$186,293	$165,381	$150,261
Interest component of operating leases	20,475	44,214	42,170	25,367	10,788	8,091
Total fixed charges	$120,008	$239,022	$240,539	$211,660	$176,169	$158,352

Ratio of earnings to fixed charges	2.5	3.0	2.9	3.1	3.3	3.2